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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of September 2005




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F      X               Form 40-F
                     -----------
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


           Yes                            No            X
                     -----------                  ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).
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                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   BANCOLOMBIA S.A.
                                    (Registrant)




Date: September 28, 2005           By  /s/  JAIME ALBERTO VELASQUEZ B.
                                      ----------------------------------
                                   Name:  Jaime Alberto Velasquez B.
                                   Title:    Vice President of Finance
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[ BANCOLOMBIA LOGO ]                                                         CIB
                                                                          LISTED
                                                                            NYSE


MEDELLIN, COLOMBIA. SEPTEMBER 28, 2005


The Venezuelan company MERCANTIL SERVICIOS FINANCIEROS C.A. ("MERCANTIL") has issued a press release, dated September 27, 2005, disclosing the sale of the entire position that MERCANTIL held, directly and through its subsidiaries, in BANCOLOMBIA S.A.

The position that MERCANTIL and its subsidiaries held in BANCOLOMBIA S.A. was composed entirely of common shares and corresponded to approximately 4.4% of the Bank's capital stock after the merger.

According to the press release, the sale was made yesterday through the Colombian Stock Exchange for an approximate value of 365 billion pesos, "having successfully fulfilled the investment objective with respect to expected time and revenue".

The complete press release can be found on MERCANTIL's web page.




CONTACTOS
Sergio Restrepo        Jaime A. Velasquez        Mauricio Botero
VP Ejecutivo           VP Financiero             Gerente RI
Tel.: (574) 3120332    Tel.: (574) 5108666       Tel.: (574) 5108866
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                                                                     BANCOLOMBIA
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                                                                     AUGUST 2005